UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For July 2009

Commission File No. 000-53222

China Cablecom Holdings, Ltd.

1 Grand Gateway
1 Hongqiao Road
Shanghai, 200030
People’s Republic of China
(86) 21 6207-9731

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes      No 
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Other Event

On July 20, 2009, China Cablecom Holdings, Ltd. (the “Company”) issued a press release announcing that the Company has approved an internal transfer of funds in the amount of RMB65 million from Heze Cablecom Network Technology Company Ltd., a subsidiary of the Company, to an account maintained by Jinan Youxiantong Network Technology Co., Ltd. and controlled by the Company’s management team.

The Company filed a Current Report on Form 6-K in May 2009, announcing that the funds had been segregated into a separate account on behalf of the holders of the promissory notes issued in connection with the $20.0 million bridge financing that preceded the Company's merger with Jaguar Acquisition Corporation, and is now being transferred at the request of its joint venture partner in Hubei province as part of the Company’s negotiations regarding the Hubei operations. These discussions involve the restructuring of the Company’s debt and assets and obligations of the Company’s joint venture partners with Hubei Chutian Broadcasting and Television Network Company.

A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Report, including the exhibit, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. It shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, except as shall be expressly set forth by specific reference in such a filing.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated July 20, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Cablecom Holdings, Ltd.

By:	/s/ Clive Ng
Name: Clive Ng
Title: Executive Chairman

Dated: July 21, 2009